Exhibit 99.1

All Claims of WiLAN’s V-Chip Patent Upheld by US Patent Office

Ruling in Re-Examination Proceeding Strengthens WiLAN’s Digital TV Program

OTTAWA, Canada – April 10, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that the United States Patent and Trademark Office (“USPTO”) has confirmed the validity of all the claims in WiLAN’s US Patent No. 5,828,402 (the “402 Patent”) along with more than 30 new claims. The USPTO ruling signals that the 402 Patent re-examination proceedings are at an end.

“This ruling confirms the validity of our fundamental 402 or V-Chip Patent, and enables our licensing activity to continue with the unlicensed portion of the market, which is significant,” said Jim Skippen, President & CEO. “Millions of V-Chip-enabled TVs and digital TV receivers are sold each year and are already licensed under WiLAN’s V-Chip technology. This ruling also grants more than 30 new claims, which further demonstrates the quality of the patents that WiLAN licenses as part of its major licensing program.”

Added Skippen, “The 402 Patent is the second important WiLAN patent to successfully undergo the re-examination process, which I believe speaks to the thoroughness we apply in selecting high quality patents to include in our growing portfolio.”

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 255 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3000 issued or pending patents. For more information: www.wilan.com.

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Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the US Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrase “I believe” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF. The AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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